Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

A Changing World of Competition

Verizon / MCI Transaction

Adapting to compete in a changing world

The Verizon/MCI transaction is a product of the ongoing changes in the telecommunications sector around new technologies, new services, and new providers. This transaction will create a strong, new competitor in the marketplace by bringing together complementary assets and capabilities. This combination will create a strong new competitor with the nation’s most advanced broadband platform, by integrating:

•	Verizon’s core strength in wireless, local and regional networks; and

•	MCI’s strong business customer base, portfolio of advanced data and IP services, international presence, and extensive IP backbone network.

The combination will strengthen Verizon’s ability to deliver the benefits of innovation to customers of all sizes, from consumers to the largest enterprise user.

This acquisition does not alter the dynamics now reshaping the consumer business. Long distance and local phone service as stand-alone businesses are on their way to obsolescence, and intermodal competition from providers such as cable, wireless, VoIP and other non-traditional sources – will provide the most significant competition going forward.

To better serve customers in this dynamic market, Verizon already has begun building new broadband fiber networks directly to homes and businesses and is moving ahead with new Internet and wireless services. Combining Verizon and MCI will create the type of strong, national facilities-based competitor that public policy has sought. It is poised to deliver the significant public interest benefits that result from such competition.

Better Serving Enterprise Customers

The enterprise segment has long been considered one of the most competitive and least concentrated segments of the communications market. Large and medium-sized enterprise customers are sophisticated purchasers of communications services and typically use competitive methods to obtain the highest quality service at the lowest possible price. They select from a diverse array of providers that actively market their advanced services to enterprise and business customers – including landline and wireless communications providers, system integrators, IP applications providers and cable companies.

Indeed, when considering the full set of domestic service providers (including AT&T, Sprint, Qwest, XO, Level 3, IBM, EDS, Accenture, Northrop Grumman, Lockheed Martin, etc.) and major global telecommunications providers (such as British Telecom, Deutsche Telekom, COLT, Equant, KPN Telecom and NTT), Verizon and MCI’s combined shares of enterprise revenues will be no more than 16-22 percent – a portion less than AT&T and SBC’s combined share. The Verizon/MCI transaction will strengthen – not harm – competition for enterprise customers.

Better Serving Mass Market Customers

Mass market customers will benefit from combining MCI’s Internet protocol network and expertise with Verizon’s ongoing deployment of the nation’s most advanced broadband networks. In addition, the Verizon/MCI transaction will not restrict mass market customers’ choice or harm competition in the mass market sector.

Today, the world of communications is being radically transformed by intermodal competition from cable telephony and wireless technologies, as well as Internet and broadband services including VoIP, WiFi, WiMax and broadband over power lines. Customers purchase a wide array of communications services, often on an integrated basis. This competition has led to a growing shift of lines and traffic from wireline carriers to these intermodal alternatives. This shift is particularly pronounced in Verizon’s serving area:

•	Cable telephony is now available in 40 percent of U.S. homes, including more than 23 million homes in Verizon’s serving area.

•	An estimated 7 to 8 percent of wireless users have no wireline phone, displacing an estimated 11 million lines and making up roughly 30 percent of all voice traffic.

•	One research firm estimates that 10 percent of all U.S. households will be using VoIP telephony alone by 2009.

These sweeping changes – combined with MCI’s own conclusion that its mass market business is in a “continuing and irreversible decline” – demonstrate that the transaction will not harm competition for mass market customers.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on June 2, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on June 2, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.